MAG SILVER CORP.
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario  M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 9, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.    This proxy should be signed in the exact manner as the name appears on the proxy.

4.    If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.    This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.    This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 7, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free	Go to the following website: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                        HOLDER ACCOUNT NUMBER                                             ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of MAG Silver Corp. (the "Company") hereby appoints: Daniel T. MacInnis, President & Chief Executive Officer of the Company, or failing this person, Frank R. Hallam, Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction and on all other matters that may properly come before the Annual and Special Meeting of MAG Silver Corp. to be held at the offices of FASKEN MARTINEAU DUMOULIN LLP at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3, on Friday, May 9, 2008, at 2:00 p.m (PST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set Number of Directors	FOR	Against
To set the number of directors of the Company at seven (7).	☐	☐

2. Election of Directors	FOR	Withhold
01. Daniel T. MacInnis	☐	☐
02. Eric H. Carlson	☐	☐
03. R. Michael Jones	☐	☐
04. Peter K. Megaw	☐	☐
05. Jonathan A. Rubenstein	☐	☐
06. Richard M. Colterjohn	☐	☐
07. Derek C. White	☐	☐

3. Appointment of Auditors	FOR	Withhold
Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the Directors.	☐	☐

4. Stock Option Plan	FOR	Against
    To approve the amendment and restatement of the Company’s stock option plan, as described in the management information circular of the Company for the annual and special meeting of the shareholders to be held on May 9, 2008.
	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.      ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.                     ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999        036405    IPDIZ    AR1    M G  S  Q